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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                       Terra Nova (Bermuda) Holdings Ltd.
                                (Name of Issuer)

                    Class A Ordinary Shares, $5.80 Par Value
                         (Title of Class of Securities)

                                   000G876151
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 5 pages.
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CUSIP No. 237920-10-3                   13G                   Page 2 of 5 pages.
          -----------                                              -    -

1    NAME OF REPORTING PERSON                             Allan W. Fulkerson

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) ----

                    Not Applicable                                    (b) ----

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

NUMBER OF              5      SOLE VOTING POWER                     1,500
SHARES
BENEFICIALLY           6      SHARED VOTING POWER               1,461,696
OWNED BY
EACH                   7      SOLE DISPOSITIVE POWER                1,500
REPORTING
PERSON                 8      SHARED DISPOSITIVE POWER          1,461,696
WITH

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                   1,463,196

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9            6.1%

12      TYPE OF REPORTING PERSON*                                   IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                              Page 3 of 5 pages.

ITEM 1

(A)      NAME OF ISSUER.

         Terra Nova (Bermuda) Holdings Ltd.

(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE.

         Richmond House
         12 Par-La-Ville Road
         Hamilton HM 008, Bermuda

ITEM 2

(A)      NAME OF PERSON FILING.

         Allan W. Fulkerson

(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         Century Capital Management, Inc.
         One Liberty Square
         Boston, MA 02109

(C)      CITIZENSHIP.

         U.S.A.

(D)      TITLE OF CLASS OF SECURITIES.

         Class A Ordinary Shares, $5.80 par value

(E)      CUSIP NUMBER.

         000G876151

ITEM 3.  TYPE OF REPORTING PERSON.

         Not applicable; this statement is not filed pursuant to Rule 13d-1(b)
or Rule 13d-2(b).
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                                                              Page 4 of 5 pages.

ITEM 4.  OWNERSHIP.

(A)      AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1996.

         1,463,196(1)

(B)      PERCENTAGE OF CLASS.

         6.1%

(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:                  1,500
         (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:            1,461,696
         (III) SOLE POWER TO DISPOSE OR TO DIRECT THE
               DISPOSITION OF:                                            1,500
         (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE
               DISPOSITION OF:                                        1,461,696

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Mr. Fulkerson is the president and either sole or controlling stockholder of three entities (two registered investment advisors and one general partner) exercising voting and investment power over an aggregate of 1,461,696 shares held of record by three limited partnerships. Accordingly, Mr. Fulkerson is deemed to have indirect beneficial ownership over all such shares. Each of the three limited partnerships is a passive investment fund managed for the benefit of its diverse limited partner investors, and such entities do not act as a group with respect to the shares of the issuer. Mr. Fulkerson disclaims beneficial ownership of all shares beneficially owned by such entities, except to the extent of his actual pecuniary interest in such shares.

------------
(1) Includes an aggregate of 1,461,696 shares as to which investment advisory entities controlled by Mr. Fulkerson hold voting and investment power and as to which Mr. Fulkerson disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares. See also Item 6.
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                                                              Page 5 of 5 pages.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable; this statement is not filed pursuant to Rule 13d-1(b).

EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     August 4, 1997
                                                     ------------------------
                                                     Date

                                                     /s/ Allan W. Fulkerson
                                                     ------------------------
                                                     Allan W. Fulkerson